Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017, and Amendment No. 2, dated December 16, 2017.

The following is a transcript of a conference call conducted on March 1, 2018 at 8:30 a.m. Eastern Standard Time by Impax related to Impax’s fourth quarter and fiscal year 2017 financial results.

01-Mar-2018
Impax Laboratories, Inc. (IPXL)
Q4 2017 Earnings Call

CORPORATE PARTICIPANTS
Mark J. Donohue
Vice President - Investor Relations and Corporate Communications,
Impax Laboratories, Inc.
Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax
Laboratories, Inc.
Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.
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OTHER PARTICIPANTS
Marc Goodman
Analyst, UBS Securities LLC
David A. Amsellem
Analyst, Piper Jaffray & Co.
Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc.
Dana Flanders
Analyst, Goldman Sachs & Co. LLC
Randall S. Stanicky
Analyst, RBC Capital Markets LLC
Ami Fadia
Analyst, Leerink Partners LLC
Elliot Wilbur
Analyst, Raymond James & Associates, Inc.
Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP
Louise Chen
Analyst, Cantor Fitzgerald Securities
Dewey Steadman
Analyst, Canaccord Genuity, Inc.
Gary Nachman
Analyst, BMO Capital Markets (United States)
Rohit Vanjani
Analyst, Guggenheim Securities LLC
Timothy Chiang
Analyst, BTIG LLC

MANAGEMENT DISCUSSION SECTION
Operator: Good morning. My name is Brandy, and I will be your conference operator today. At this time, I would like to welcome everyone to the Impax Laboratories' Fourth Quarter and Full-Year 2017 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. [Operator Instructions]
Thank you. I would now like to turn the conference over to Mr. Mark Donohue, Vice President, Investor Relations and Corporate Communications. You may begin your conference.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
Thank you. Good morning. Welcome to Impax's fourth quarter and full-year 2017 earnings conference call. A copy of the slides that will be presented on this call are available within the Investor Relations section of Impax's website at impaxlabs.com and as part of the webcast.
Our discussion today may include certain forward-looking statements, and actual results may differ from those presented here. Factors that could cause such a difference are outlined in our SEC filings and on our website.
Our discussion today includes certain non-GAAP measures as defined by the SEC. Management uses both GAAP financial measures and the disclosed non-GAAP financial measures internally to evaluate and manage the company's operations and to better understand its business.
Further, management believes the inclusion of non-GAAP financial measures provide meaningful supplementary information to and facilitates analysis by investors in evaluating the company's financial performance, results of operations and trends. A reconciliation of GAAP to non-GAAP measures are available in the earnings release issued this morning and today's slide presentation.
This morning, Paul Bisaro, our President and Chief Executive Officer, will provide some remarks on our results and a business update. Bryan Reasons, our Chief Financial Officer, will review the fourth quarter financial results in more detail. Also on the call and available during Q&A is Doug Boothe, President of the Generics Division.
With that, I'm going to turn the call over to Paul.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
Thank you, Mark, and good morning, everyone. 2017 was a year of transition for Impax, one where we focused on executing our Path Forward growth strategy. That strategy focused us on investing for growth, maintaining our customer focus, achieving our cost improvement targets and doing creative business development. And I am pleased to say we have accomplished those objectives and we've put Impax on a solid foundation for future growth.
Turning to slide 5, our results for the fourth quarter and full year of 2017. For the fourth quarter, total net revenues were $183 million, adjusted EBITDA was $33 million and adjusted EPS was $0.11 per share. For the full year 2017, total revenues were $776 million. Adjusted EBITDA was $150 million. Adjusted EPS was $0.63 per share. The $0.63 of EPS was within our full-year guidance range of $0.60 to $0.65 per share.
Our revenues in the fourth quarter 2017 declined 8% versus last year's fourth quarter. The Specialty franchise delivered an 18% increase in revenue compared to last year's fourth quarter. However, this increase was more than offset by decline in generic revenue resulting from the impact of buyer consolidation and additional competition on certain products. Compared to this year's third quarter, total net revenues in the fourth quarter decreased 11%.
Strong sales from specialty products, including RYTARY and ALBENZA partially offset a decline in generic sales. The decline in generic sales was primarily due to lower sales of epinephrine auto-injector as a result of seasonality and lower sales of diclofenac sodium gel. On a full year basis, 2017 total revenues declined 6% over 2016 with generic revenues declining 9%, partially offset by 4% increase in Specialty Pharma revenues.
Turning to slide 6, we're pleased to report that we have completed our consolidation and cost improvement initiatives one year ahead of schedule. We originally expected that it would take three years to achieve our $85 million run rate savings goal. With the sale of our Taiwan facility for more than $18 million completed, we now anticipate achieving the $85 million run rate target by the end of the second quarter of 2018.
Turning to slide 7, we continue to work towards the closing of our exciting combination with Amneal Pharmaceuticals. I've previously highlighted the multiple strategic and financial benefits this combination creates and the numerous opportunities to drive strong future growth.
To recap some of the many highlights, the new Amneal will have one of the industry-leading, high value product pipelines with broad R&D capabilities across multiple dosage forms. The combined product portfolio will provide the depth and diversity to improve our ability to navigate the changing generic environment. We also expect the combined company to generate significant cash flow, enabling us to pay down debt as well as invest further in accelerating our growth.
Turning to slide 8 and an update on the transaction timeline, at the time we announced the deal in October, we shared with you what we believe was a world-class leadership team for the combined company. Since that time, we have further strengthened the team with the addition of Rob Stewart in January and Andy Boyer in February of this year. With their joining Amneal, our realigned leadership structure is even better positioned to maximize the talent and assets of the combined company.
Robert Stewart will serve as the President and CEO of the combined company. We're very excited to have Rob join us. He has a long track record of leadership success as well as success in maximizing organizational efficiency and capturing synergies. Rob and I previously worked together for many years and he was an integral part of the success of the Watson-Actavis-Allergan company.
As many of you know, most recently, Rob was the COO of Allergan. Additionally, Andy Boyer, the former President and CEO of North American Generics at Teva, will serve as the head of the Generics Commercial Operations for the combined company. Andy and I also worked together for many years at Watson-Actavis. He is one of the best in the generics space and I'm confident he will lead our combined companies' Generics Commercial team to even greater success.
I will move to Executive Chairman while I will actively work with Rob and the board on day to day activities of the new company as well as participate in the design and execution of the long-term growth strategy for the combined company. Chirag and Chintu Patel will be Co-Chairman of the board and will continue to support the new company from those positions.
The pre-closing integration work and all regulatory reviews are underway. Our work with the FTC indicates that we have less than a dozen products that we have to divest. We are well along in the process of doing that. The special Impax shareholder meeting to approve the combination is set for March 27, 2018. Also, our finance team is currently focused on the debt structure for the new company, one that maximizes our flexibility and maintains low cost of debt.
We expect the new company will have debt of approximately $2.7 billion at close. Our current plan is to issue full year 2018 combined company financial guidance after the close of the transaction. And we are currently on target to close in the second quarter of 2018. Both Amneal and Impax had significant achievements in 2017. A recap is listed on slide 9.
Amneal had a very good year, 35 products launched, 36 ANDAs approved and nine tentatively approved. As you can see, the ratio of approvals to launch is industry-leading. On the R&D front, they continue to be very active, filing 48 ANDAs in 2017. They launched some very important generic products, including triamcinolone injection, which is a first generic.
They also launched generic Aggrenox and mometasone nasal spray. Amneal's biosimilar partner achieved a milestone by filing Neupogen, which will be Amneal's first biosimilar. They expect to file their second application, Neulasta, with the FDA this year. We anticipate that Amneal will close their fourth quarter results tomorrow.
On the Impax side, we have slightly fewer number of products but we've launched nine products and had seven ANDAs approved. We also filed five new ANDAs. Our specialty business also did quite well this year with RYTARY, our flagship Parkinson's product, seeing an increase in revenue of 25% over 2016.
Impax or IPX203, our new Parkinson's product, is Phase III ready following a Phase IIb study. We now expect to begin that study following the close of the Amneal transaction. We also received a favorable district court decision on our ZOMIG Nasal Spray product and currently expect to maintain patent protection for that product until mid-2021 when the patents expire.
Finally, we also settled our dispute with Endo on OPANA ER, our oxymorphone extended-release product. As a reminder, we remain the only manufacturer and distributor of oxymorphone extended-release in the United States. 2018 is off to a solid start for both Amneal and Impax. Slide 10 highlights several of the products approved and launched in the first two months. Amneal has received approval for six products and launched five products, including an AB-rated generic Concerta and generic Tamiflu oral solution.
Last week, Impax launched an authorized generic version of Solodyn. This is expected to be a two-player generic market for the next six months. Our development partner, Perrigo, received approval for generic Estrace cream which we expect to begin commercializing in the second quarter of this year. Finally, we're pleased to announce that another formulation patent was issued for RYTARY. This new patent expires in late 2028. Now, I'll turn the call over to Bryan for a review of the financial results.
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc.
Thanks, Paul. Good morning, everyone. My remarks this morning will primarily focus on our sequential performance on adjusted basis, that is, fourth quarter of 2017 compared to the third quarter of 2017. I'll begin with our Generics division result on slide 12. Total revenues in the fourth quarter of 2017 were $113 million, approximately 25% lower than the third quarter, primarily driven by decrease in revenues of epinephrine autoinjector and diclofenac gel which accounted for approximately 80% of the decline.
Epinephrine's decline was due to normal seasonality, while diclofenac was down due to a much stronger than expected third quarter and customer mix. Our adjusted gross margin declined sequentially to 31% from 35%. The decline was primarily due to product sales mix, partially offset by accelerated expense savings from our previously announced cost improvement programs.
Our fourth quarter 2017 adjusted gross margin excludes a few GAAP charges of note. I'll cover these separately in a few minutes. Adjusted operating income for the Generics division declined approximately $20 million to $15 million as a result of the previously mentioned decline in revenue, partially offset by lower R&D expenses.
Moving to slide 13 and our Specialty Pharma division results. Total revenues were $70 million, an increase of approximately 27% over the third quarter of 2017. RYTARY, ALBENZA and ZOMIG all delivered solid double-digit revenue growth during the fourth quarter of 2017 compared to the third quarter.
Adjusted gross margin in the fourth quarter was 80% compared to 85% in the third quarter of 2017. This decline in adjusted gross margin in the fourth quarter was primarily due to a higher margin in the third quarter, which was the result of the selling of EMVERM inventory, which was previously reserved. Adjusted operating income for the Specialty division increased $10 million to $36 million in the fourth quarter, driven by higher revenues and lower R&D expense as a result of ongoing expense controls.
Slide 14 highlights a few charges, which impacted our fourth quarter 2017 GAAP results. We recorded $231 million of intangible asset impairment charges, including $187 million on a couple of generic products classified as in-process R&D and $44 million on a currently marketed generic product. The R&D charge was primarily related to the fully writing-off of generic Concerta investment, given the continued manufacturing challenge and launch delay, as well as increased competition which eroded our profitability projections for this product.
The $44 million impairment charge on the currently marketed product was a result of price erosion related to increased competition. We also recorded a $38 million gain to eliminate contingent consideration to a third-party partner related to our generic Concerta product. During the fourth quarter 2017, we recorded fixed asset impairment charges of approximately $80 million related to the sale of the Taiwan facility and the Middlesex, New Jersey facility.
As part of our previously announced cost savings initiatives, we recorded restructuring and severance charges of $13 million, primarily related to the closure of the Middlesex, New Jersey facility. With the recent divestiture of the Taiwan plant, we've now completed our cost improvement plan well ahead of schedule. Additionally, we reorganized the Specialty Pharma business in order to realign specialty operations under key functions.
Turning to slide 15 and our consolidated results. For the fourth quarter 2017, adjusted EBITDA declined approximately $12 million to $33 million and adjusted EPS declined $0.12 to $0.11. These declines were primarily a result of the $20 million reduction in total revenues in the fourth quarter compared to the third quarter of 2017. Our adjusted tax rate in the fourth quarter of 2017 was 49%, significantly higher than the 35% in the third quarter 2017. The increase in our non-GAAP rate is a result of withholding income taxes related to our Taiwan manufacturing facility. Excluding the impact of this unusual item, our effective tax rate would be 38% and our fully diluted adjusted earnings per share would have been $0.13.
Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
Thanks, Bryan. In summary, until the close of the transaction, Impax will continue to follow its Path Forward strategy. We will continue our generic R&D efforts and continue to review opportunities in the Movement Disorder space. We will also maintain our customer focus, maintaining the highest levels of quality and continuing our focus on customer service. Lastly, we'll continue to be creative, and we intend to carry that creativity into the new Amneal.
Finally and most importantly, I want to thank all my colleagues at Impax for their hard work in 2017. I also want to thank them for their ongoing efforts and dedication as we prepare for our integration with Amneal. Without their continuing efforts, our company would not be in a position to be part of what I know will be one of the most exciting combinations to ever take place in the generic industry.
With that, I'll turn it back to Mark for Q&A.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
Thanks, Paul. Before we open up for Q&A, I would ask that you please keep your questions on minimum as we do have a lot of folks in the queue that would like to ask questions this morning. And we would like to get to everyone's question.
So, with that, I'm going to turn it back over to Brandy to open up for Q&A.

QUESTION AND ANSWER SECTION
Operator: [Operator Instructions] Your first question comes from the line of Marc Goodman of UBS.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Good morning, Marc.
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Marc Goodman
Analyst, UBS Securities LLC Q
Yes. Good morning. Two things. First, the products that you stopped selling that you talked about in one of the slides. Can you just give us a sense of how many products and what the sales were on an annual basis? And then second and everyone is asking the same questions, but we're curious your thoughts on the Econdisc and the WBAD got together. Obviously, there has been some noise whether they harmonized completely yet or what's happening. Can you just give us a sense of what the actions have taken place and how those actions have met relative to your expectations going into it? Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Yeah. Sure, Marc. With respect to the product rationalization, we're talking about less than a dozen products that we rationalized. And as with most companies, we continue to evaluate our portfolio regularly. And if it turns out that products either are not viable for us, whether it's because of costs or whatever, we will rationalize them.
Oftentimes, we will take a price increase if we can and see if we can improve the position. But if not, we will exit them. Remember, a lot of our products at Impax are third-party manufactured. So, we hope that as we go forward with the new Amneal, we'll be able to bring some of those products in-house, make them more viable from a cost perspective. And we'll have less of that as a concern in the next few years.
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Marc Goodman
Analyst, UBS Securities LLC Q
So, just so we understand, did you actually try to raise price on those and it just didn't work and you....
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
We did not. No, we did not on those. We did not. However, that is certainly a viable strategy. And if we were in a better market position, we might have tried to do that. By and large, we didn't have that strength really to be able to do that.
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc. A
And these products were – it had a minimal impact on top line, but had negative gross margin. So, it will be a net positive to the P&L.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
And then your question was about Econdisc and WBAD. I'll let Doug take that one.
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc. A
It's something that we've been working through with our partners. And that pricing conversation is one of the activities that's already well underway and pretty much – or would be in our 2018 go forward. Pretty nominal impact for the business expected.
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Marc Goodman
Analyst, UBS Securities LLC Q
Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Thanks, Marc.
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Operator: Your next question comes from the line of David Amsellem of Piper Jaffray.
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David A. Amsellem
Analyst, Piper Jaffray & Co. Q
So, just a couple of quick product-specific questions. Just wanted to get your high-level thoughts on Adrenaclick and how you think the competitive environment will shake out? Particularly do you think you'll eventually see or are you preparing for an AB-rated generic of epi? And then on OPANA, I know this comes up a lot, but just given all the press around the underlying molecule, what are your thoughts on the sustainability of that product?
Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Sure. Well, David, on the epinephrine auto-injector, I think, we've said in the past, and I'll remind you here, we have our relationship with CVS, which is a long-term relationship. I think both parties are very pleased with the way that relationship has worked out. We have roughly 25%, 26% market share. And, frankly, given some constraints we have on the manufacturing side and capacity-wise, that's roughly about all we can do. If there is an AB-rated product, our product is priced below the Mylan brand as well as the Mylan authorized generic, so it would be reasonable to assume that whoever came in the market would be really focused more on the Mylan products as opposed to our product since it's the lowest price currently in the market and there's room to price in between.
So, you would assume that that's what they would do. However, I can't guarantee anything like that. So, we expect the epinephrine auto-injector to actually have pretty good sustainability for 2018 and perhaps even beyond. With respect to extended-release oxymorphone, as I've said in the past, we have no reason to believe that the FDA would take any different action related to oxymorphone opioid versus an OxyContin or oxycodone opioid. So I think whatever happens in the opioid space will be subject to it, but I don't think it will be singled out differently than everyone else.
Currently, we are doing a reminder program to let physicians and pharmacists know that oxymorphone extendedrelease product is still available. There was, of course, a lot of noise about the tamper-resistant version when that came [ph] up (22:06) to market. And so we're just letting people know about that. And I think if you look at the most recent Rxs for the product, we sort of stabilized that product and we may even be able to bend that curve upward with the reminder, so just keeping people informed that if they prefer to use oxymorphone versus oxycodone the product is available.
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David A. Amsellem
Analyst, Piper Jaffray & Co. Q
Thank you. Thanks.
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Operator: Your next question comes from the line of Gregg Gilbert of Deutsche Bank.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Good morning, Gregg.
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Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc. Q
Thanks. Good morning. A couple for you. First, is there any update you can provide on generic WELCHOL or any other meaningful pipeline assets? Second, in light of the other FTC processes that have taken much longer than expected whether it was Teva or the current situation with Akorn, how are you feeling about your process in light of the FTC's evolving policies in addressing overlap? And lastly, RYTARY, are there any settlement talks underway? I noticed the trial got bumped back a bit. Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Sure. Well, first of all, on generic WELCHOL, we continue to prepare for launch. We do have launch quantities ready and we expect and hope to be in the first wave of approvals. We're moving forward with that. And, as I said, we expect and hope to be in the first wave of approvals. Launch quantities are ready to go. We'll launch as soon as we get approval.
With respect to the FTC process, I can't really comment on everyone else's process because I don't know exactly all the details of what kind of was going on. But what I can say is our process with the FTC, I think, has gone as smoothly as it could go. Of course, there's still a lot to do. We still need the FTC to sign off on everything, but we've identified a group of products that the FTC has asked us to divest or we've almost finalized that list. And in the process, we've identified potential partners who are willing to take the product. We've provided all that information to the FTC. And today, I don't really see any major issue that should interfere with that process.
Notwithstanding the most recent comments from the FTC, I don't believe we have any products that fall into that category. And, again, most of the products we're talking about divesting at least that as I see it are CMO manufactured product, so that is presumably something the FTC actually prefers. So, I think, we actually satisfy some of their concerns more easily than other companies do. And then, finally, with – forgot what your question was about RYTARY, sorry.
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Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc. Q
RYTARY possible settlement.
Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Oh settlement, okay. I wrote it down. I just couldn't remember what I meant to say there. So with respect to discussions, yes, the trial is scheduled now for May. We do now have a new patent that just issued two days ago. So, there has been a little bit of changes to the circumstances around RYTARY. What I would say is we're always prepared to talk, and we're always prepared to think about a reasonable settlement. And when that time approaches, I suspect we'll be able to have those conversations with Teva.
We're certainly open to having discussions, but, again, we need to sort of let the dust settle now and the new patent, understand what that means for the environment. And, as I said, I'm very excited about the results of RYTARY. This year, I think, certainly at the beginning of 2018, that momentum has carried forward. In fact, it seems to us have increased in 2018 which I'm also very excited about. And, as I also said, the IPX203, which is Phase III ready, we do expect to begin that study right after the close of the transaction. So, all in all, I'm quite bullish on the franchise.
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Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc. Q
Thanks, Paul. Have a good Easter.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Thanks.
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Operator: Your next question comes from the line of Dana Flanders of Goldman Sachs.
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Dana Flanders
Analyst, Goldman Sachs & Co. LLC Q
Hi. Thank you very much for the questions.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Hi, Dana.
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Dana Flanders
Analyst, Goldman Sachs & Co. LLC Q
Hi, Paul. Maybe just two quick kind of product ones, if I could. Just first on the branded business this quarter. Can you talk a little bit about just what drove strength? It was a pretty nice uptick sequentially and just year-over-year. I mean was that one-time benefit or seasonality or just maybe talk a little bit about that? And then second on the generics business, budesonide competition this quarter, was that factored into kind of the 2018 pro forma outlook and then just how you see that market evolving? Thank you very much.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Sure. I'll let Bryan take the first one...
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc. A
So, on the brand overall strength in RYTARY and ZOMIG and we saw that in scripts as well. So that was just general strength in those franchises. EMVERM, we did benefit a little bit from some higher shipments, but, overall, the parasitic worm franchise has been steady as well. Yeah. On the parasitic worm franchise, remember, we had some supply issues that was resolved. So we saw some stronger shipment as we just refilled the supply chain to kind of normal levels.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
And then, Dana, just to remind you, as I said on the RYTARY front, we saw a strong fourth quarter and then we've seen that continue into the first quarter of 2018. And we are cautiously optimistic we can continue that momentum throughout 2018. With respect to budesonide, I'll let Doug take that one.
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc. A
Yes. So, certainly, we saw an additional player come in at the end of 2017 which did affect the pricing. And as we look at our 2018 activity, we maintain our volume but certainly at a lower price. So, it is part of our go-forward economics.
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Dana Flanders
Analyst, Goldman Sachs & Co. LLC Q
Thank you.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Thanks, Dana.
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Operator: Your next question comes from the line of Randall Stanicky of RBC Capital Markets.
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Randall S. Stanicky
Analyst, RBC Capital Markets LLC Q
Great. Thanks very much. Hey, Paul, just two questions, bigger picture. Number one on the FTC evolving policy, I mean, there has been a fair bit of focus around that. How do you think that impacts the generic space? Obviously, deals going forward are going to be under more scrutiny and the economics could be impacted based on FTC decisions around divestures. So, that's number one. And then secondly and somewhat related, as you think about the strategic footprint, as I listened to you today around IPX203 moving forward, the additional patent on RYTARY, it sounds like there's further commitment to the CNS and RYTARY space that may or may not be the case. But how are you thinking about the new Amneal footprint? You've talked about anti-infectives, women's health, certain branded areas, dermatology. Over the next three years, where is your interest in building out the platform? Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Yeah. Sure. Well, I'll deal with the FTC policy question first. I don't think any of us have a lot of details around that policy. It was, as I understand it, just basically a podium policy discussion. And it's not clear whether that's actually going to be the position of the agency going forward. If it is taken at its [ph] face (29:50), it would make certain deals very, very challenging and possibly impossible, because it would be almost impossible to determine what the value drivers are for the ongoing entity.
I would argue that it's probably not a good policy, but because certainly industries have to evolve. And particularly in the circumstance that we face where, as I've said before, there has been enormous consolidation on the purchaser side that inevitably results in – has to result in inevitable consolidation on the manufacturing side. That has to be and – anyway. So, from my perspective, I think, that's where I would leave the conversation. We'll wait and see what the FTC has if they have more to say about that.
With respect to our strategic footprint, I mean, we're still evolving our thought process around with the new Amneal we'll be focused on. Obviously, I'm looking forward to working with Rob and Chirag and Chintu developing that new strategy. As I've said before, specialty could be part of the new entity and could be a major part of the new entity, and it could take the form of a CNS franchise or it could take the form of CNS plus another franchise.
What I've articulated in the past is I think we have to throw the playbook out a little bit and redefine the playbook depending on the assets that we have and trying to deal with the industry as we see it today. That leaves us inevitably to think about more adjacencies than we did in the past. Those adjacencies could be things that are cash pay related, could be things that are distribution related. And certainly as we evaluate the changes that we saw coming as early as April of last year in the distribution marketplace we want to be a major player with that new distribution model.
It doesn't mean we don't love our current customers and we want to be a major player with those customers, but we also have to recognize that the world will change, even on the distribution side, and we need to be part of that.
So, I guess maybe probably the best way to say this is all options are open to us right now. And we'll try to sift through the ones we think are most valuable and then move aggressively to get into those spaces and be a leader in those spaces.
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Randall S. Stanicky
Analyst, RBC Capital Markets LLC Q
That's great. Thank you.
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Operator: Your next question comes from the line of Ami Fadia of Leerink Partners.
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Ami Fadia
Analyst, Leerink Partners LLC Q
Hi. Good morning. Thanks for the question. A lot of my questions have been answered but maybe a big picture question. You've seen the generics industry continue to remain under pressure. And in your opinion, sort of, what innings are we in? And how do you intend to sort of evolve the portfolio of the combined company post-Amneal to sort of prepare for that? Do you think your portfolio sort of is well-positioned for driving growth or do you think you would need to expand in maybe areas such as biosimilars? Thank you.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Yeah. Thanks, Ami, for the question. Let me start with the second question first. I think the single most exciting thing about the new Amneal is that the portfolio of products in the development pipeline or in the pipeline, those already filed with the agency or those about to be filed with the agency, are exactly the kinds of products you want to have in this new environment to be able to participate in a meaningful way in this space.
I will remind you that the new Amneal will have basically every dosage form available to it to be able to manufacture patches, gels, inhalation products. You name it, we can do it. And it is extraordinary to have a company that has – in fact, I believe, we'll be the only company that has all of those capabilities. And so, that in and of itself gives us, I believe, extraordinarily strategic advantage in the space as we think about the next few years on the generics side. You mentioned biosimilars and you asked about our participation there, and I think we've been pretty clear that there are going to be two products currently in the pipeline for a new Amneal. It is currently our position and this may evolve over time, but it's currently our position that we expect to be more of a marketer as opposed to a manufacturer of biosimilars. We'll use our position as a major generic player to be able to participate and get access for those products into the appropriate locations in the hospitals and buying groups and the like. And that'll be our current strategy. That may evolve over time depending how we see the biosimilar marketplace develop. Clearly, biosimilars still faceenormous patent challenges and the pathway to, not only of ultimate approval, but acceptance and utilization is still challenged a bit.
With respect to the generic pricing pressure, I think, the way to think about it is I'll still quote from somebody who said the actions taken by Sandoz and Teva are a good indication of where the market is going to – where it currently is relative to the bottom. And if you think about what they've said is they said, look, we're going to take products that we can't make money on and we're going to raise the price. And if we can't get those prices, then we're going to exit the market. That tells you that we're at – I believe, in the late innings of the situation here.
The consolidation [ph] on the purchasers (35:46) has taken place. The disruption has occurred. Prices have declined. With the exception of products that are being launched and would face the normal competition and normal price declines over time, there's just not a lot of room left for people to be able to participate in further downward pressure. So, I see us in the very late innings here. And, again, with respect to the new Amneal, I think, we're well-positioned to be able to deal with the environment that we're faced with.

Ami Fadia
Analyst, Leerink Partners LLC Q
Thank you.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc. A
Next question, please?
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Operator: Your next question is coming from Elliot Wilbur with Raymond James.
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Elliot Wilbur
Analyst, Raymond James & Associates, Inc. Q
Thank you. Good morning. Paul, if I could just...
Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Good morning, Elliot.
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Elliot Wilbur
Analyst, Raymond James & Associates, Inc. Q
Yeah. How are you? If I could just follow up on your commentary regarding the overall pricing environment, sort of, your instinct at least of where we're at or close to a bottom. Historically, when prices bottomed in the generic industry, you've typically seen a fairly significant amount of consolidation and rationalization that has coincided with or contributed to bottoms. But at this point in time, that doesn't seem like we're going to see at least a tremendous amount of consolidation. So, I'm wondering even if prices do bottom here, is your thinking that the current elevated rates of deflation, kind of, high-single digit, low-double-digit are sort of the new norm and we're not likely to see the bounce back to kind of low mid-single-digits that we've seen historically?
And then as a follow-up to that, just obviously the new Impax Amneal combination is going to be a very strong new product story. But if you look at the activity out of FDA OGD in the past couple months, there's been a fairly dramatic slowdown in terms of the rate of approval activity. Hard to believe it's company-specific or product specific at this point in time. So, it seems to be something that's happening at the agency and just kind of wondering what you're thinking is around that as you obviously begin the process of putting together a consolidated guidance for [ph] the new Amneal (37:48). Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Okay. Sure. Thanks, Elliot. I will let – let's talk about the pricing environment and its impact on the consolidation.
So, in my view, consolidation takes place in multiple ways. One, it is companies merging together to get synergies and be able to spend additional money on R&D and the like. If that is precluded, whether it's because of FTC changes or whatever, what inevitably happens is companies have to spend less on R&D because they simply don't have the money to do it because their products aren't as valuable -- the ones they're launching aren't as valuable. There's not enough money available to invest in further R&D. So consolidation actually takes longer, the number of companies remains the same, but the amount of new products coming through the pipeline reduces dramatically because nobody can afford to spend the money. Particularly what gets affected are the high-value products which cost the most money to develop. So, you get a consolidation effect whether or not you actually have a merger or not. And this is an argument we try to make to people about what does it mean when you let purchasers come together and control 90% of the market. Well, you're going to have fewer players because they can't spend the money on R&D because there's no money to spend. So, that's kind of the issue. So, I think, we will continue to see that. And I do think pricing – I'm not going to engage on what I think pricing is going to be in 2018. We'll give guidance in time when the new company is presented. But I would say if you think about where base pricing is for most of our company's product lines, the older product, there just isn't any room to go any lower. So, you're going to see some stability just because of that. So, with respect to your question about the FDA and OGD approval, I think, we've said in the past and I think I've even said it to you, I think, the bolus of approvals we saw come through were really older products, older approvals, those that were easier to approve. And I certainly applaud the fact that they got those done, but now we're kind of through that and now we're looking at the harder ones again. And the harder ones always take more time. And that's why they are the ones that are most difficult to do. They require the most money to invest. And we still have the same challenges we've always had.
So, the agency, I think, is thinking about it the right way. They're trying their best, I think, to get products approved but it's a very challenging thing for them to get them done. And I believe new Amneal is well-positioned to be able to – with not just the products they've got filed but with the scientific firepower and the quality firepower and the manufacturing firepower we have to be able to help the agency overcome some of their concerns. And we'll continue to work with the agency to try to drive our products to approval. And if we can do that better than others, we'll be more successful than others. And that's what we're going to try to do.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc. A
Thank you, Elliot.
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Operator: Your next question comes from the line of Andrew Finkelstein of Susquehanna Financial Group.
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Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP Q
Good morning and thanks for taking the question. I know Amneal hasn't given its results yet, but could you just review with compared to the projections that were put out in the S-4, certainly, for at least the Impax side how things are shaping up. And when you talk about the double-digit growth over the next several years the base is still how you were thinking about it before. And then specifically on product, Aggrenox, you have a relationship with the supplier that's been delayed, but there's a number of other players out there. Can you give any insight into what some of the challenges are with that product since it's something where Amneal is currently the only person on the market and has obviously solved something that is bedeviling a number of other players?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Well, Andrew, those are tough questions. So, let me start with the results. As I mentioned, Amneal is anticipating posting its fourth quarter results tomorrow. So, those will be available. Of course, they're not a public company, so they don't do the same – they don't have all the Ks and Qs like we do, but they'll have some materials available and people will be able to see kind of where they performed for the fourth quarter.
As I mentioned in my prepared remarks, I think, they had – certainly I said they had a very strong year. In fact, I think, they had a very good year for 2017. And that if you just look at their commercial performance of products filed, launched or approved and launched, you can assume that they did quite well on the financial side. So, I think, I'll leave it at that. We do anticipate providing additional guidance for the new company post-close pretty quickly at close. So, we hope to do that obviously very shortly because we hope to close very shortly.
With respect to generic Aggrenox, I can only speak to the Impax product. Our team in Hayward is working on that product, even as we speak, to try to solve the manufacturing issues that are facing it. And we're cautiously optimistic we'll be able to do that. Post-close, we'll see what that means. Obviously, it is an overlap product, as you identified, that we have it and so does Amneal. So, more to come on that one as well. Unfortunately, Andrew, I'll have to leave it there.
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Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP Q
I mean, is there anything you could say about what the challenges for the product in general are that make it difficult, something that can be approved but difficult to get on the market just for the industry in general?
Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Well, look, I think – and I wouldn't argue that this is specific necessarily to just Aggrenox. It is true for a bunch of products like this that are difficult to manufacture. There is the difference between filing the product at one scale and then manufacturing at production scales. And sometimes you run into some difficulties that you didn't anticipate when you moved to scale up. And that's not just something that happens with Aggrenox. It happens with lots of products. So, it is the challenge that the team is working on, and we hope to get it completed as quickly as we can.
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Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP Q
Thanks very much.
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Operator: And your next question comes from the line of Louise Chen with Cantor.
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Louise Chen
Analyst, Cantor Fitzgerald Securities Q
Hi. Thanks for taking my questions.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Hi, Louise.
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Louise Chen
Analyst, Cantor Fitzgerald Securities Q
Hi. So, first question I had here was, Paul, did you always think of stepping aside as CEO once the Amneal deal was announced or was this something that was more recent? Second question I had was just on any potential upside to the synergies that you had initially announced for the Amneal deal. Was there anything that wasn't included in those buckets? And then the last thing is just you've stated that Amneal has a large pipeline and you've put out some color on there. But when will the majority of these products be coming to market? Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Sure. So the answer to your first question about my situation is, I certainly did not enter the transaction thinking that I was going to move to Executive Chairman. However, having been an Executive Chairman before, I can tell you it is not stepping aside. I tend to be very active and tend to continue to help Rob and the team be as successful as we can be. So, I'd expect to be active in the way, I think, and do the best I can to make Rob's life as miserable as possible.
So, with respect to the upside to the synergies, as I said, when we announced the synergy number of $200 million, we would be disappointed if that was all we were able to achieve. And yes, we do believe there's additional synergies that are possible. Things we didn't include – certainly, we didn't include any revenue synergies. We included only a limited amount of synergies of moving products from CMOs into the in-house capabilities or into the in-house manufacturing at the new Amneal.
And, of course, there are other synergies that will present themselves as we dig deeper into the organization and create the organization. I am less concerned ultimately though, Louise, on overall synergy dollar collection. I'm more concerned about momentum and operational efficiency. I think synergies are great. Everybody wants to target them and everybody wants to get them and I know they are there and we know we'll get them. But it's more important that we hit the ground running to do the last part of your question which is be able to launch the important products when they get approved, supply them to our customers without interruption, and be first to market or in the first wave of all of those products.
So, again, it's a balance between capturing synergies and being ready to do that last part because, truly, the last part is more valuable than the synergies. And you asked me about what the pipeline looks like. As we said at the time of the announcement, the combined pipeline has a really nice distribution of products, anticipated approvals and anticipated launches through 2018, 2019 and 2020, which led us to give you the CAGR growth rate that we've provided at the time of the transaction. So, we looked at that very closely and we're going to be focused on the execution because that really is the critical piece here, even more so than synergy [ph] we get (47:57).
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Louise Chen
Analyst, Cantor Fitzgerald Securities Q
Okay. Thank you.
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Operator: Your next question comes from the line of Dewey Steadman of Canaccord.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Hi, Dewey.
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Dewey Steadman
Analyst, Canaccord Genuity, Inc. Q
Hi. Thank you for taking my questions. Hey. I guess just to speculate a little bit on just standalone Impax, do you expect any impact from recent tax changes on the Impax standalone P&L? And was there a write-down of deferred tax assets at Impax based on the tax law changes? And then, on biosimilar, sort of broader question, Paul, one of your former organizations – they commented that development cost for biosimilars, at least in the 2013-2014 timeframe, were north of $100 million per product. Has development cost for biosimilars come in significantly since a couple of years ago and what's really driving that?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Okay. Well, let me turn the tax question over to Bryan.
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc. A
Thanks, Paul. Yeah. So standalone Impax, we would expect our tax rate to quickly trend down to around 21%, the statutory rate, being that we're almost exclusively U.S.-based. We did adjust our tax assets and liabilities based on tax reform. So we did write-down our deferred tax assets. Though remember, we're in a situation where we have valuation allowances set up on most of those tax assets. So, we also adjusted the valuation allowances. So, the impact is generally neutral to the GAAP P&L, and you'll see that we'll file our 10-K after close with Amneal. You'll see that fully disclosed.
Dewey Steadman
Analyst, Canaccord Genuity, Inc. Q
Okay.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
And then, Dewey, with respect to the biosimilars, yeah, you're probably right. Around 2013, 2014, the number was around $100 million. Of course, it depends on the product and it depends on the number of indications you're moving forward to capture. I would anticipate that that number will come down over time. And it is possibly coming down over time. I mean at the end of the day to be a "biosimilar" and at a lower cost, it would be silly to continue to have to do everything that the brand did to get the product approved because that kind of defeats the purpose of being a "generic."
So, I think the challenge people have is not so much the development today although that still remains a high hurdle. I think it is the patent environment, obviously the intellectual property environment and the yet untested and unknown truly acceptability of biosimilars. Now, I would anticipate the acceptability will increase over time just like generics did back in the 1980s. It took them a while to get to the point where we are today with generics. But I think ultimately we will see that all those hurdles be overcome. Our intention in new Amneal is to participate in this space, to participate probably more slowly than we might have as we wait and see how some of these hurdles are dealt with.
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Dewey Steadman
Analyst, Canaccord Genuity, Inc. Q
Great. Thank you.
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Operator: Your next question comes from the line of Gary Nachman of BMO Capital Markets.
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Gary Nachman
Analyst, BMO Capital Markets (United States) Q
Hi. Good morning. Paul, I'm curious, how do you negotiate as effectively with the consortiums prior to the Amneal deal closing? Has that been a challenge for you, guys, or are you already seeing the benefit like with Econdisc WBAD? And then just regarding the partnership for AG Solodyn, I found that interesting. Will doing more AG agreements be an important part of the generic strategy for the combined company? Does it make as much sense when you have a much bigger portfolio since it typically pressures gross margin? Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Yeah. Let me answer the second one first. I think you're right. I think in the new organization, we'll see less of what we're talking about here. Solodyn was also part of a settlement that occurred many years ago back in the early mid-2000. So, that was sort of a unique case. But the new Amneal will not be an AG company. There may be some AGs that resolve through settlements, but at the end of the day, that is not going to be our strategy.
With respect to the consortiums, I think Impax did as good as it could and continues to do as good as it can, given our relative size. We have some unique products to sell. We have epinephrine auto-injector and we had a creative way to sell that product. It's not AB-rated. We were able to use a creative transaction with CVS to allow us to make it a meaningful product. We have unique products like oxymorphone extended-release where we're the only product available.
That's obviously an asset that we have that others don't. That gives you an advantage and makes you relevant in the marketplace. And we have other unique products. And our pipeline, although smaller than the Amneal pipeline, has a lot of first-to-file, first-to-market opportunities in it. And if we were continuing as a standalone company, our focus would be on maximizing those products, getting them to market on time, and using them to be relevant to the consortiums.
With the consortiums, it's going to be all about being relative – or being relevant. And, again, I would also remind you that Impax did have some challenges with respect to cost and cost of manufacture. We've addressed a lot of those with our cost improvement program, but we still have some challenges there. But, overall, I think the new Amneal will be in a good position to deal with the consortiums. They have currently good relationships with the consortiums. And I would expect those relationships to continue as, what I would say, good relationships, so.
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Gary Nachman
Analyst, BMO Capital Markets (United States) Q
Okay. Thank you.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc. A
Thank, Gary.
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Operator: Your next question comes from the line of Rohit Vanjani of Guggenheim.
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Rohit Vanjani
Analyst, Guggenheim Securities LLC Q
Great. Thanks for taking the questions.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Sure.
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Rohit Vanjani
Analyst, Guggenheim Securities LLC Q
I saw that Amneal got a generic Tamiflu approval. It looks like kind of a larger opportunity. I just want to confirm that in that market, there's just a brand and two generics? Secondly, can you call out any date certain or larger opportunity launches in 2018 for Impax? And then lastly, for biosimilar, Neulasta and Neupogen, when could those potentially come to market? I didn't know if there was a difference between when it could get approved versus any kind of a settlement.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Sure. Well, let me talk about Tamiflu first. Amneal has on the market or had on the market last year Tamiflu capsules. And that's a good product for them and they have, I believe, one of two generics on the market. And that product, of course, given the flu season we had, was a strong contributor to, you would expect, to Amneal's result. The product that was announced yesterday or this morning is the oral suspension, I believe, which is used more for pediatric indication. But that also will be a nice product contributor to the new company. With respect to Impax's portfolio, I don't know of any particular date certain launches that we have in 2018.
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc. A
The date certain was the Solodyn.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Was the Solodyn.
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc. A
Yeah.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
And so, we do have anticipated launches for 2018. We've not given guidance for 2018. At the close, we would anticipate giving additional information on the combined company to the extent there were other date certain products. With respect to Neulasta and Neupogen on the Amneal front, I think, I'm going to postpone the answer to that question until after close as well. As we said, we do have the Neupogen filed. We anticipate filing the Neulasta in 2018. And so, you can anticipate that we would look to get those products to market as soon as possible. There is going to be obviously a process to get through to get them to market, but I will wait until we close to give you more information on those.
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Rohit Vanjani
Analyst, Guggenheim Securities LLC Q
Thanks.
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Operator: Your next question comes from the line of Tim Chiang of BTIG.
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Timothy Chiang
Analyst, BTIG LLC Q
Hey, Paul.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Hi, Tim.
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Timothy Chiang
Analyst, BTIG LLC Q
So on the Specialty side, it seems that you're starting to get a little bit more traction. You highlighted IPX203 as a product that's going to Phase III. How do you sort of look at this Specialty segment over the next two or three years? Do you think you'll bring in more products to sort of fill the bag in the neurology segment? Especially do you think you'll still be able to get a partnership on IPX203 to sort of offset some of the R&D expenses on that product?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Well, you know what, Tim, you're right. I think what changed from the last time we talked, I think, is two things. One, we've seen RYTARY improvement. And two, we saw the new patent issue on RYTARY. That helps us get a bit more enthusiastic for the long-term value of our specialty businesses currently configured. We have and continue to look for Movement Disorder products to put in the bag for our sales reps, and that has been a challenging effort. No doubt about it. There are certainly some assets out there. Many of them are expensive and hard to get, but we'll continue to look in that space.
Again, I wouldn't limit ourselves to the CNS franchise and we're not limiting ourselves to the CNS franchise. We have other strategic assets at the new Amneal that we don't have at Impax. And so other spaces might be as intriguing or more intriguing, and we're going to continue to evaluate those. So, we're very excited about what we see in our CNS franchise, and we're going to continue to look for high-value opportunities in specialty as well as the adjacencies I talked about before.
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Timothy Chiang
Analyst, BTIG LLC Q
And, Paul, on ZOMIG, do you guys plan on putting any additional promotion behind this now that you have a little bit more clarity as to the duration of the asset?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc. A
Yes. ZOMIG is currently a second position detail, effectively a second position detail in our specialty sales force –
for our specialty sales force. It isn't exactly special because there's not exact overlap between the RYTARY writers and the ZOMIG writers. But it is a product that we do put limited personal promotion behind. It is with the advent of some of the generics sumatriptans that have hit the market. It has made ZOMIG a little bit more challenging, but if you look at the prescriptions we've actually done quite well at maintaining our market share and we will continue to try to maintain that market share through 2021.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc. A
Thank you, Timothy..
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Timothy Chiang
Analyst, BTIG LLC Q
Okay. Great. Thanks, Paul. Yeah.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
That concludes our call for today. We appreciate your time. Should you have any follow-up questions, Investor Relations is available today, tomorrow and all of next week. Thank you again and have a great day.
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Operator: Thank you. That does conclude today's conference. You may now disconnect.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017, and Amendment No. 2, dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S- 4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017, Amendment No. 1 to the registration statement filed on December 29, 2017, Amendment No. 2 to the registration statement filed on January 23, 2018, Amendment No. 3 to the registration statement filed on February 1, 2018 and Amendment No. 4 to the registration statement filed on February 6, 2018, which was declared effective by the SEC on February 9, 2018. Impax has filed a definitive proxy statement on Schedule 14A with the SEC on February 12, 2018, and the definitive proxy statement and a form of proxy have been mailed to the shareholders of Impax on or about February 13, 2018. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file or have filed with the SEC, or will send or have sent to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.

Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended December 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials that have been or will be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco, in the definitive proxy statement on Schedule 14A filed by Impax and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.